

December 11, 2024

Jason H. Weber
Chief Financial Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325

      Re: ACNB Corporation
          Form 8-K Filed October 24, 2024
          File No. 001-35015

Dear Jason H. Weber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed October 24, 2024

Exhibit 99.1

1.   We note your presentation of "Tangible equity (excluding AOCI)" and "Tangible book value per share (excluding AOCI)," both of which exclude the impact of accumulated other comprehensive loss and represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance